SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. __)*

SG Blocks, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

78418A109
(CUSIP Number)

J. Bryant Kirkland III Vice President & Chief Financial Officer Vector Group Ltd. 100 S.E. Second Street, 32nd Floor Miami, FL 33131 (305) 579-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 4, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78418A109	SCHEDULE 13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Vector Group Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,508,519
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,508,519
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,508,519
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 78418A109	SCHEDULE 13D	Page 3 of 9 Pages

Item 1.  Security and Issuer.

This Schedule relates to the Common Stock, par value $0.01 per share (“Common Stock”), of SG Blocks, Inc. (formerly CDSI Holdings Inc.), a Delaware corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 400 Madison Avenue, Suite 16C, New York, New York 10017.

The percentage of beneficial ownership calculation reflected in this Schedule 13D is based upon 39,729,514 shares of Common Stock outstanding as of November 10, 2011, which includes the shares of Common Stock issued in connection with the acquisition discussed in Items 3 and 4, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 10, 2011.

Item 2.  Identity and Background.

This statement is being filed by Vector Group, Ltd., a Delaware corporation (“Vector”), which is a holding company engaged principally in:  (1) the manufacture and sale of cigarettes in the United States through its Liggett Group LLC and Vector Tobacco Inc. subsidiaries, and (2) the real estate business through its subsidiary, New Valley LLC, which is seeking to acquire additional operating companies and real estate properties. New Valley LLC (“New Valley”) owns 50% of Douglas Elliman Realty, LLC, which operates the largest residential brokerage company in the New York metropolitan area.

A list of directors and executive officers of Vector is attached hereto as Exhibit 1.

The principal business address and the principal office address of Vector and, except as otherwise indicated, its directors and executive officers is 100 S.E. Second Street, Miami, Florida 33131.

During the last five years, neither Vector nor, to the best of Vector’s knowledge, its officers or directors have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

To the best of Vector’s knowledge, each of the persons named in Exhibit 1 is a citizen of the United States.

Item 3.  Source of Funds or Other Consideration.

Immediately prior to the acquisition of securities that is subject of this Schedule 13D, Vector held 1,490,000 shares of the Issuer’s Common Stock, and was the largest stockholder of the Issuer.

CUSIP No. 78418A109	SCHEDULE 13D	Page 4 of 9 Pages

In 1995, New Valley, Vector’s wholly-owned subsidiary, purchased 1,820 shares of preferred stock in the Issuer for $1,001,000.  In January 1997, the Issuer converted the 1,820 shares of preferred stock into 8,626 shares of Common Stock.  In May 1997, the Issuer effected a 172.7336-for-one stock split resulting in the 1,490,000 shares of Common Stock held by New Valley.  In November 2007, New Valley transferred its 1,490,000 shares of the Issuer’s Common Stock to its parent company, Vector.

In October 2010, Vector purchased 100,000 shares of common stock of SG Building Blocks, Inc. (formerly SG Blocks, Inc.)(“SG Building”) for $500,000 (or $5.00 per share) in a private placement.

On September 30, 2011, October 3, 2011 and October 5, 2011, J. Bryant Kirkland III, a current executive officer of Vector, purchased 3,920 shares, 500 shares and 1,175 shares, respectively, of the Issuer’s Common Stock at $0.21 per share.

On November 4, 2011, the Issuer consummated the transactions contemplated by the Merger Agreement and Plan of Reorganization (the “Agreement”), dated as of July 27, 2011 and amended on September 8, 2011, by and among the Issuer, CDSI Merger Sub, the Issuer’s wholly-owned subsidiary (“Merger Sub”), SG Building and certain SG Building shareholders.  Pursuant to the Agreement, the outstanding shares of SG Building were exchanged for an aggregate of 36,050,741 shares of the Issuer’s Common Stock.  Vector acquired an additional 2,018,519 shares of the Issuer’s Common Stock pursuant to the Agreement in exchange for its 100,000 shares of SG Building.

Pursuant to the Agreement, upon consummation of the transactions contemplated by such Agreement, each of Richard J. Lampen, the former President and Chief Executive Officer of the Issuer, and J. Bryant Kirkland III, the former Vice President, Chief Financial Officer, Secretary and Treasurer of the Issuer, resigned from such positions but remained a director of the Issuer.  Mr. Kirkland was also appointed Chairman of the Issuer’s audit committee at that time.

On November 7, 2011, Richard J. Lampen, who is also a current executive officer of Vector, and Mr. Kirkland were awarded 50,000 and 62,500 options to purchase shares of the Issuer’s Common Stock, respectively, pursuant to the Issuer’s 2011 Incentive Stock Plan.  Of the options awarded to Mr. Lampen, 16,666 vested immediately, 16,666 will vest on November 7, 2012 and 16,667 will vest on November 7, 2013.  Of the options awarded to Mr. Kirkland, 20,833 vested immediately, 20,833 will vest on November 7, 2012 and 20,834 will vest on November 7, 2013.

Item 4.  Purpose of Transaction.

Vector acquired the shares of Common Stock described in this Schedule 13D for investment purposes.  To the best knowledge of Vector, Messrs. Lampen and Kirkland acquired the shares described in this Schedule 13D for personal investment purposes.

CUSIP No. 78418A109	SCHEDULE 13D	Page 5 of 9 Pages

At the date of this Schedule 13D, neither Vector, nor to the best knowledge of Vector its executive officers or directors, has plans or proposals which would result in:

(a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)           Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer;

(e)           Any material change in the present capitalization or dividend policy of the Issuer;

(f)           Any other material change in the Issuer’s business or corporate structure;

(g)           Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which ay impede the acquisition of control of the Issuer by any person;

(h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)           Any action similar to any of those actions enumerated above.

Item 5.  Interest in Securities of the Issuer.

Vector is deemed to be the beneficial owner of 3,508,519 shares of the Issuer’s Common Stock, or approximately 8.8% of the Issuer’s outstanding Common Stock.  This represents 2,018,519 shares acquired pursuant to the Agreement and 1,490,000 shares held by Vector prior to the Agreement.  Vector owns no exercisable warrants, or warrants that will become exercisable within the next 60 days.  Vector has sole power to vote or dispose of the entirety of shares it beneficially owns.

 Mr. Lampen, Executive Vice President of Vector, is the beneficial owner of 16,666 shares of the Issuer’s Common Stock, or approximately 0.04% of the Issuer’s Common Stock.  This includes 16,666 options to purchase the Issuer’s Common Stock at $.20 per share, which vested on November 7, 2011 and expire on November 6, 2021.  This does not include 33,333 options that will not become exercisable within the next 60 days.  Mr. Lampen has sole voting and investment authority of these shares.

CUSIP No. 78418A109	SCHEDULE 13D	Page 6 of 9 Pages

Mr. Kirkland, Vice President, Chief Financial Officer and Treasurer of Vector, is the beneficial owner of 26,428 shares of the Issuer’s Common Stock, or approximately 0.07% of the Issuer’s Common Stock.  This includes 5,595 shares of Common Stock held by Mr. Kirkland and 20,833 options to purchase the Issuer’s Common Stock at $.20 per share, which vested on November 7, 2011 and expire on November 6, 2021.  This does not include 41,667 options that will not become exercisable within 60 days.  Mr. Kirkland has sole voting and investment authority of these shares.

To the best knowledge of Vector, no other directors or executive officers hold an interest in the Issuer’s securities.  Further, to the best knowledge of Vector, none of the directors and executive officers of Vector may be deemed to be acting as a group with Vector.  There does not exist any agreement between or among Vector and any of the persons listed in Exhibit 1 attached hereto regarding the purchase, disposition, holding or voting of any of the Issuer’s securities. Accordingly, Vector disclaims beneficial ownership of the shares of the Issuer’s securities held by any of the persons listed in Exhibit 1 attached hereto.

In the last 60 days, the only transaction which involved Vector was the acquisition of securities described in Items 3 and 4, the details of which are incorporated fully by reference thereto.  In the last 60 days, Messrs. Lampen and Kirkland acquired the securities described in Items 3 and 4, the details of which are incorporated fully by reference thereto.  To the best knowledge of Vector, in the last 60 days no other transactions took place with respect to the class of securities subject of this Schedule 13D by or on behalf of any other officers or directors.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

In connection with the consummation of the transactions contemplated by the Agreement, 45,773 shares of the Issuer’s Common Stock received by Vector were placed in escrow, along with a pro rata portion of the shares of Common Stock received by the other stockholders of SG Building, to secure certain indemnification obligations, pursuant to an escrow agreement.  Claims for indemnification may be asserted until the 5th business day after the Issuer has filed with the SEC its Annual Report on Form 10-K for the fiscal year ending December 31, 2011.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships with respect to the securities of the Issuer between Vector and any other person.  To the best knowledge of Vector, Messrs. Lampen and Kirkland do not have any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer between either of themselves and/or any other person.

CUSIP No. 78418A109	SCHEDULE 13D	Page 7 of 9 Pages

Item 7.  Material to be filed as Exhibits.

1.	Executive Officers and Directors of Vector

2.
Merger Agreement and Plan of Reorganization between the Issuer, Merger Sub, SG Building and certain SG Building Shareholders (incorporated by reference to Annex A included in the Issuer’s Definitive Information Statement filed with the Securities and Exchange Commission on October 4, 2011).

CUSIP No. 78418A109	SCHEDULE 13D	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated November 30, 2011

VECTOR GROUP, LTD.

By:	/s/ J. Bryant Kirkland III
Vice President and Chief Financial Officer

CUSIP No. 78418A109	SCHEDULE 13D	Page 9 of 9 Pages

Exhibit 1.  Executive Officers and Directors of Vector

The names, present principal occupations or employment and business addresses of the executive officers and directors of Vector are set forth below.  If no address is given, the executive officer’s or director’s business address is that of Vector. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Vector.

Name	Present Principal Occupation or Employment; Business Address

Howard M. Lorber	Director; President and Chief Executive Officer

Richard J. Lampen	Executive Vice President

J. Bryant Kirkland III	Vice President, Treasurer and Chief Financial Officer

Marc N. Bell	Vice President, Secretary and General Counsel

Ronald J. Bernstein	Director; President and Chief Executive Officer of Liggett Vector Brands LLC and Liggett Group LLC, 3800 Paramount Parkway, Morrisville, NC 27560

Stanley S. Arkin	Director; Founding Member and Senior Partner of Arkin Kaplan Rice LLP, 590 Madison Avenue, New York, NY 10022

Henry C. Beinstein	Director; Partner, Gagnon Securities LLC, 1370 Avenue of the Americas, New York, NY 10019

Bennett S. LeBow	Director; Chairman of the Board and private investor

Jeffrey S. Podell	Director; private investor, 173 Doral Court, Roslyn, NY 11576

Jean E. Sharpe	Director; private investor, 350 Cherry Street, Bedford Hills, NY 10507